Exhibit 99.1

HQ/CS/CL.24B/15070

4 April 2013

Sir,

Sub. : Sale of the non-core land assets at Chennai by TCL.

Pursuant to Clause 36 of the Listing Agreement with Indian Stock Exchanges, it is hereby informed that Tata Communications Limited has completed a sale transaction of the land parcel and building situated at Nungambakkam, Chennai, for a transaction value of Rs. 192.3 Crores (Rupees One Hundred Ninety Two Crores and Thirty lakhs). This land parcel and building was earlier being used as a staff housing colony. The company has received the payment of entire amount of Rs. 192.3 Crores.

The above transaction is in line with the Company’s objective of monetizing its non-core assets.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary &

Chief Legal Office

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com